RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial:  (516) 663-6514
Writer’s Direct Fax:  (516) 663-6714
Writer’s E-Mail:  rsatin@rmfpc.com

July 12, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:	Accelerated Acquisitions V, Inc. (the “Company”)
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-167939
Filed on June 1, 2011

Ladies and Gentlemen:

On behalf of the Company, we have previously responded to comments contained in the Staff letters dated June 22, 2011, June 30, 2011 and a telephone comment of the Staff which was communicated to us on July 7, 2011, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

Given the nature of the comments, the Company has amended the Registration Statement.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filling effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission
July 12, 2011

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s// Richard G. Satin

RICHARD G. SATIN
For the Firm
RGS:np